UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-32426

(Full title of the plan and the address of the plan, if different from that of the issuer named below)
WEX Inc. Employee Savings Plan
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)
WEX Inc
97 Darling Avenue
South Portland, ME 04106
REQUIRED INFORMATION
The WEX Inc. Employee Savings Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the fiscal year ended December 31, 2013 and supplemental schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEX Inc. Employee Savings Plan

Date: June 25, 2014	By	/s/ Jenifer L. Rinehart Jenifer L. Rinehart Benefits Committee Chair

Date: June 25, 2014	By	/s/ Steven A. Elder Steven A. Elder Benefits Committee Member

Date: June 25, 2014	By	/s/ Hilary A. Rapkin Hilary A. Rapkin Benefits Committee Member

APPENDIX 1
WEX INC.
EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2013 AND 2012
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2013
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
WEX Inc. Employee Savings Plan
South Portland, Maine

We have audited the accompanying statements of net assets available for benefits of WEX Inc. Employee Savings Plan (the "Plan") as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Boston, Massachusetts
June 25, 2014

WEX Inc.
Employee Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Assets:
Participant–directed investments – at fair value	$70,849,506	$51,320,644
Receivables:
Notes receivable from participants	1,149,091	813,471
Due from Fleet One 401(k) Retirement Plan (Note 1)	—	2,728,455
Accrued investment income	923	923
Total receivables	1,150,014	3,542,849
Net assets reflecting all investments at fair value	71,999,520	54,863,493
Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(47,755)	(135,705)
Net assets available for benefits	$71,951,765	$54,727,788
See notes to financial statements.

WEX Inc.
Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2013

Contributions:
Participant contributions	$5,031,532
Employer matching contributions	2,988,355
Rollover contributions	837,874
Total contributions	8,857,761
Investment income:
Net appreciation in fair value of investments	8,467,116
Dividends and interest	3,195,315
Net investment activity	11,662,431
Interest income on notes receivable from participants	38,975
Total additions	20,559,167
Deductions:
Benefits paid to participants	3,197,488
Administrative expenses	137,702
Total deductions	3,335,190
Net increase in net assets	17,223,977
Net assets available for benefits:
Beginning of year	54,727,788
End of year	$71,951,765
See notes to financial statements.

WEX Inc.
Employee Savings Plan
Notes to Financial Statements

1.	DESCRIPTION OF THE PLAN
The following description of the WEX Inc. Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more information.
General
The Plan is a defined contribution plan which was established on February 23, 2005 and subsequently amended and restated effective January 1, 2013, by WEX Inc. (the “Company”) under the provisions of Section 401(a) of the Internal Revenue Code (the “Code”) and includes a qualified cash or deferred arrangement. The portion of the Plan benefiting employees who have completed one year of service is intended to satisfy the safe harbor requirements of Sections 401(k)(12) and 401(m)(11) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan Administrator is the Benefits Committee as designated by the Company’s Board of Directors. Bank of America Merrill Lynch is the recordkeeper of the Plan and Bank of America N.A. is the trustee of the Plan.
During 2012, the Company acquired FleetOne Holdings LLC (“Fleet One”) which, as of the date of the acquisition, had its own employee savings plan, the Fleet One 401(k) Retirement Plan (“Fleet One Plan”). As of December 31, 2012, the Fleet One Plan was merged with the Plan, and the Plan recorded a receivable for the amount of net assets available for benefits it expected to receive from the Fleet One Plan. On January 15, 2013, net assets available for benefits totaling $2,787,455 were received by the Plan, in a transfer from the Fleet One Plan. On January 1, 2013, Fleet One employees became eligible to participate in the Plan.
Eligibility
Each employee of the Company and its eligible subsidiaries who has attained the age of eighteen (18) is eligible to participate in the Plan.
Contributions
Each year, participants may contribute up to 75 percent of their pretax annual compensation, as defined in the Plan, subject to limitations stipulated by the Code. After one year of service, participants’ contributions to the Plan are matched by the Company, up to 6 percent of the participant’s eligible compensation subject to any legal restrictions. Participants who are at least 50 years of age may make an additional contribution, subject to limitations stipulated by the Code. Participants may also contribute amounts representing eligible rollover distributions from other types of eligible retirement plans.
Participant Accounts
An individual account is maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocations of Plan earnings, and charged with participant withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments
Participants direct the investment of their contributions and the Company matching contributions made on their behalf into various investment options offered by the Plan. As of December 31, 2013, the Plan offers several open-end mutual funds, the WEX Inc. Common Stock Fund and two common collective trust funds as investment options for participants.
One of the common collective trust funds, the Wells Fargo Stable Return Fund (the “Stable Value Fund”), is intended to guarantee a certain return to participants who choose it as an investment option. The Stable Value Fund has a variety of conditions that the Plan must adhere to in order to guarantee contract value. The following events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

WEX Inc.
Employee Savings Plan
Notes to Financial Statements

•	Any communication given to Plan participants designed to influence a participant not to invest in the Stable Value Fund or to transfer assets out of the Stable Value Fund.

•	Any transfer of assets from the Stable Value Fund directly into a competing investment option.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Complete or partial termination of the Plan or its merger with another plan.
Plan management believes (1) that the December 31, 2012, merger of the Fleet One Plan into the Plan did not cause the Stable Value Fund to transact at less than contract value, and (2) that the occurrence of other events that would cause the Stable Value Fund to transact at less than contract value is not probable.
The Stable Value Fund invests in assets, which are typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrapper contract is an agreement by another party, such as a bank or insurance company, to make payments to the Stable Value Fund in certain circumstances in order to maintain the contract value of the fund. The performance of the other party is not guaranteed, but it is dependent on the absence of certain events occurring.
Vesting
Participants have full and immediate vesting rights in their contributions and Company matching contributions, investment earnings and other amounts allocated to their accounts at all times.
Notes Receivables from Participants
Participants may borrow against their Plan accounts up to the maximum of $50,000 or 50 percent of their account balances, whichever is less. The term of the loan may not exceed five years, unless for the purchase of a principal residence, in which case the term of the loan may not exceed fifteen years. The interest rate for a loan requested in any month will be equal to the prime rate as listed on the last business day of the preceding month in the Wall Street Journal plus 1 percent. Principal and interest are paid ratably through payroll deductions. If a participant’s employment terminates for any reason, the loan will become immediately due and payable and must be paid by the end of the calendar quarter following the calendar quarter in which the date of termination occurs. The interest rates on loans outstanding at December 31, 2013, range from 4.25 percent to 6.00 percent.
Benefit Payments
Participants are eligible to receive benefit payments upon termination, retirement or death equal to the vested balance of the participant’s account. If the participant’s fund balance is at least $5,000, the participant may elect either, to receive (i) a lump sum distribution of the participant’s account balance; (ii) payment in installments over a period permissible under the Code; or (iii) leave the funds in the Plan for later distribution. Distributions from all investment options are made in cash. Participants may elect that distribution of any portion of their account which is invested in the WEX Inc. Common Stock Fund be made, in whole or in part, in whole shares of common stock of the Company.
The Plan also provides for in-service withdrawals for active employees under certain circumstances. In addition, hardship withdrawals are permitted in accordance with IRS regulations.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

WEX Inc.
Employee Savings Plan
Notes to Financial Statements

Risks and Uncertainties
The Plan holds various investment securities, including mutual funds, common stock and common collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The Stable Value Fund is stated at fair value and then adjusted to contract value as described below. Fair value of the Stable Value Fund is the reported net asset value per share as a practical expedient, and contract value is principal plus accrued interest (see Note 3).
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus credited earnings, less participant withdrawals.
In accordance with GAAP, the Stable Value Fund is included at fair value in participant-directed investments in the statements of net assets available for benefits and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.
The Stable Value Fund also imposes certain restrictions on the Plan, and the Stable Value Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described above. The Stable Value Fund invests principally in investment contracts, including traditional guaranteed investment contracts and security-backed contracts issued by insurance companies and other financial institutions.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation includes the Plan's gain and losses on investments bought and sold as well as held during the year.
Management fees and operating expenses related to investments in the mutual funds and common collective trust funds are charged directly to the mutual funds and common collective trust and deducted from income earned on a daily basis by such investments and are not separately reported in the accompanying financial statements.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document. There were no such distributions in the current year.
Payment of Benefits
Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid at December 31, 2013, and 2012.

3.	FAIR VALUE
The Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which other observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

WEX Inc.
Employee Savings Plan
Notes to Financial Statements

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2013 and 2012.

		Fair Value Measurements at December 31, 2013 Using
	Total December 31, 2013	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
WEX Inc. Common Stock Fund	$2,111,505	$2,111,505	$—	$—
Common Collective Trusts
Equity/Stock Fund	3,900,253	—	3,900,253	—
Money Market Fund (Stable Value)	5,955,188	—	5,955,188	—
Mutual Funds
Equity/Stock Funds	46,510,025	46,510,025	—	—
Bond/Fixed Income Funds	10,072,089	10,072,089	—	—
Allocation Fund	2,300,446	2,300,446	—	—
Total	$70,849,506	$60,994,065	$9,855,441	$—

		Fair Value Measurements at December 31, 2012 Using
	Total December 31, 2012	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
WEX Inc. Common Stock Fund	$1,478,583	$1,478,583	$—	$—
Common Collective Trusts
Equity/Stock Fund	2,804,283	—	2,804,283	—
Money Market Fund (Stable Value)	4,811,687	—	4,811,687	—
Mutual Funds
Equity/Stock Funds	31,952,654	31,952,654	—	—
Bond/Fixed Income Funds	8,664,971	8,664,971	—	—
Allocation Fund	1,587,851	1,587,851	—	—
Money Market Funds (cash equivalent)	20,615	20,615	—	—
Total	$51,320,644	$43,704,674	$7,615,970	$—
Although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
For the years ended, December 31, 2013 and 2012, there were no transfers between levels.

WEX Inc.
Employee Savings Plan
Notes to Financial Statements

The following tables summarize the Plan’s investments reported at net asset value per share (or its equivalent) as a practical expedient at December 31, 2013 and 2012.

	Fair Value Estimate Using Net Asset Value per Share December 31, 2013
	Fair Value *	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Northern Trust S&P 500 NL CL N (a)	$3,900,253	$—	N/A	N/A	1 day
Wells Fargo Stable Return Fund C (b)	5,955,188	—	N/A	N/A	1 day
Total	$9,855,441	$—

	Fair Value Estimate Using Net Asset Value per Share December 31, 2012
	Fair Value *	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Northern Trust S&P 500 NL CL N (a)	$2,804,283	$—	N/A	N/A	1 day
Wells Fargo Stable Return Fund C (b)	4,811,687	—	N/A	N/A	1 day
Total	$7,615,970	$—

*	The fair values of the investments have been estimated using the net asset value of the investment.

(a)	Equity index fund strategies seek to replicate the movements of an index of a specific financial market, such as the Standard & Poor’s (S&P) 500 Index, regardless of market conditions.

(b)	Stable return fund’s principal objective is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.
Common Stocks — Valued at the closing price reported on the principal market on which the individual securities are traded.
Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Stable Value Fund — Valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.
Collective Trust Fund — Valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily. Should the Plan initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

WEX Inc.
Employee Savings Plan
Notes to Financial Statements

4.	INVESTMENTS
The following presents investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2013 and 2012:

	2013	2012
Wells Fargo Stable Return Fund C (Money Market)	$5,955,188	$4,811,687
Northern Trust S&P 500 NL CL N (Equity/Stock)	3,900,253	2,804,283
Goldman Sachs Growth Opportunity Fund (Equity/Stock)	3,680,208	*
Perkins Mid Cap Value Fund A (Equity/Stock)	*	2,804,666
Mainstay Large Cap Growth Fund (Equity/Stock)	9,123,554	6,010,721
American Europacific Growth R4 (Equity/Stock)	9,107,986	6,511,940
Victory Small Company Opportunity A (Equity/Stock)	4,528,556	3,345,016
Davis New York Venture Fund (Equity/Stock)	6,682,276	4,450,669
PIMCO Total Return Fund A (Bond/Fixed Income)	8,627,842	7,468,670
* Less than 5% in year noted
During the year ended December 31, 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual Funds:
Equity/Stock Funds	$8,207,683
Bond/Fixed Income Funds	(441,248)
Allocation Fund	223,903
WEX Inc. Common Stock Fund	476,778
Net appreciation in fair value of investments	$8,467,116

5.	INCOME TAX STATUS
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated March 7, 2014, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

WEX Inc.
Employee Savings Plan
Notes to Financial Statements

6.	EXEMPT PARTY-IN-INTEREST TRANSACTION
Management fees paid for investment management services are charged directly to the mutual funds, and are reflected as a reduction of the return earned on each fund.
The Plan held 21,322 shares of common stock of the Company with a cost basis of $1,642,076 as of December 31, 2013, and held 19,618 shares of common stock of the Company with a cost basis of $1,123,155 as of December 31, 2012. The Company is the sponsoring employer. During the year ended December 31, 2013, no dividends were earned by the Plan related to Company stock.

7.	ADMINISTRATIVE EXPENSES
Reasonable administrative expenses of the Plan are paid from the Plan, unless paid by the Company. The expenses paid for directly by the Plan in 2013 totaled $137,702.

8.	PLAN TERMINATION
Although the Company has not expressed any intent to terminate the Plan, it has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the net assets of the Plan are set aside, first, for payment of all Plan expenses and, second, for distribution to the participants, based upon the balances in their individual accounts.

*******************************
SUPPLEMENTAL SCHEDULE
WEX Inc.
Employee Savings Plan
Form 5500 - Schedule H, Part IV,
Plan 201729, EIN 01-0526993,
Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2013

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of Investment	(d) Cost	(e) Current Value
	PIMCO	Total Return Fund A	**	$8,627,842
	The Oakmark	Equity and Income Fund I	**	2,300,446
	Perkins	Mid Cap Value Fund A	**	3,417,129
	Goldman Sachs	Large Cap Value	**	3,015,403
	Goldman Sachs	Growth Opportunity Fund	**	3,680,208
	Principal	High Yield Fund	**	1,444,247
	Davis	New York Venture Fund	**	6,682,276
	Victory	Small Company Opportunity A	**	4,528,556
	American Funds	Europacific Growth R4	**	9,107,986
	Mainstay	Large Cap Growth Fund	**	9,123,554
	Prudential Jennison	Small Company Fund A	**	2,974,056
	Oppenheimer	Developing Markets Fund A	**	2,473,999
	DWS	RREEF Real Estate Fund A	**	1,506,858
	Total mutual funds			58,882,560

	Wells Fargo	Stable Return Fund C	**	5,955,188
	Northern Trust Global Investments	Northern Trust S&P 500 NL CL N	**	3,900,253
	Total collective fund trusts			9,855,441

*	WEX Inc.	WEX Inc. Common Stock Fund	**	2,111,505
*	Various participants	Notes receivable from Participants - maturing at various dates through December 2028 at interest rates of 4.25% - 6.00%	**	1,149,091
	Adjustment from fair value to contract value for fully benefit-responsive stable value fund			(47,755)

	Investments per Form 5500			$71,950,842

*	Party-in-interest

**	Cost information is not required for participant-directed investments and therefore is not included.